May 12, 2014

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore

Re:	Adobe Systems Incorporated
Form 10-K for the Fiscal Year Ended November 29, 2013 Filed January 21, 2014
Form 10-Q for the Quarterly Period Ended February 28, 2014 Filed March 28, 2014
File No. 000-15175

Ladies and Gentlemen:
On behalf of Adobe Systems Incorporated (“Adobe” or “we”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2014 with respect to our Annual Report on Form 10-K for the fiscal year ended November 29, 2013 (the “Report”), filed on January 21, 2014 and our Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2014, filed on March 28, 2014. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended November 29, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill Impairment, page 37

1.
Your response to prior comment 2 indicates that if the excess fair value over the carrying value falls below 10% of its carrying value that you will determine whether additional disclosure is appropriate. Please tell us how you determined that 10% was substantially in excess and therefore not at risk of failing step one of the impairment test. In this regard, we note that we do not believe that 10% is substantially in excess.

We respectfully acknowledge the Staff’s inquiry regarding how we determined that excess fair value of 10% was substantially in excess of carrying value. We advise the Staff that we did not intend for our response to imply that we believe 10% to be a bright line test when evaluating whether the excess fair value over the carrying value is substantially in excess. When performing our annual goodwill impairment analysis in accordance with authoritative literature, regardless of the percentage by which the fair value of each of our reporting units exceeds its carrying value, we consider numerous factors to determine the level of disclosure that may be required. These factors include, but are not limited to, known trends or uncertainties, changes in our business, regulatory developments and economic conditions.
Currently, all of our reporting units are considered to have a fair value substantially in excess of their carrying values as the fair value of each reporting unit exceeds its respective carrying value by at least 25%. However, for future filings, considering all available information (including the items noted above), should a situation arise under which we believe it to be reasonably possible that the fair value of one of our reporting units will no longer be substantially in excess of its carrying value, we will include additional disclosure as appropriate.
Product Backlog, page 44

2.
We note your response to prior comment 5 indicates that unbilled backlog is not a firm metric. Please confirm whether the backlog orders in question are believed to be firm. In this regard, the disclosure required by Item 101(C)(1)(viii) of Regulation S-K is for orders believed to be firm.

With respect to the Staff's comment, we confirm the backlog orders are believed to be firm based on signed contracts covering anywhere from 12 to 60 months.  As noted in our Annual Report on Form 10-K for the fiscal year ended November 29, 2013, this unbilled backlog represents expected future billings that are contractually committed.
Form 10-Q for the Quarterly Period Ended February 28, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Other Liquidity and Capital Resources Considerations, page 39

3.
We note your response to prior comment 6. Please tell us whether the amount of cash and investments held by your foreign subsidiaries is consistent on a quarterly and annual basis. As part of your response, please tell us the percentage of cash and investments held by foreign subsidiaries for each of the quarters in fiscal year ended November 29, 2013 as well as the quarter ended February 28, 2014. Please note that if there are significant fluctuations in these amounts we believe that disclosure of the amount of foreign cash and investments held should be disclosed in your Form 10-Q.

We respectfully advise the Staff that we do not believe quarterly disclosure related to funds held outside the U.S. would provide investors with additional material insight into our liquidity position. Our management believes that our current liquidity position is strong, including our existing cash (and cash-equivalent) balances and our currently undrawn $1 billion credit facility. Given our liquidity strength, we believe disclosure of the amount of cash and investments held by our foreign subsidiaries at the end of each quarterly reporting period could be misleading to readers of our financial statements based on the way we currently operate our business with regards to our liquidity.

We have many significant recurring and non-recurring cash flows between our domestic and foreign entities. These cash flows are governed by intercompany agreements when required, and we typically settle these intercompany balances on an annual cycle. On a quarterly basis the ending domestic and international cash and investment balances can fluctuate significantly and could potentially be misleading to the reader.  These ending balances have no direct correlation to the amount of cash held by foreign subsidiaries that is subject to tax upon repatriation. A requirement to disclose the amount of cash and investments held by foreign subsidiaries on a quarterly basis would require us to make operational changes to the manner in which we maintain our liquidity, including settling intercompany balances and making intercompany dividend payments on a quarterly basis in order to present comparable information in each reporting period. Moreover, some of these actions could result in outcomes that may not be in the best interests of our investors, such as limiting our ability to optimize our investments throughout the year in geographies earning the highest returns, or causing costly inefficiencies in our business.

Further, we advise the Staff that domestic liquidity is managed closely and can be adjusted operationally should the need arise. Our operational liquidity levers include a large share repurchase program, the implementation of which is in management’s discretion and is managed within excess liquidity parameters.  During the last three fiscal years, we have spent approximately $2.2 billion of domestic excess liquidity on share repurchase programs. Other operational levers include our $1 billion revolving credit line which is currently undrawn and remains available for use.

We respectfully remind the Staff that no changes in our policies and procedures related to the amount of cash associated with our permanently reinvested foreign earnings have occurred since we received your comment letter dated April 21, 2011, at which time we acknowledged that we would include disclosure of these amounts on an annual basis in our Annual Reports on Form 10-K.

* * *
Adobe further acknowledges that:

•	Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (408) 536-6000 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By:	/s/ Mark Garrett
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Mike Dillon (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Tracy Hanson (Adobe Systems Incorporated)
Justin Judd (Adobe Systems Incorporated)